For Immediate Release

NOVADAQ Reports Second Quarter 2016 Financial Results

Toronto, Ontario – July 27, 2016 – NOVADAQ Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its second quarter ended June 30, 2016. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

For the three months ended June 30, 2016, NOVADAQ reported revenues of $20.1 million, an increase of 34% from $15.1 million in the second quarter of 2015. Total direct sales increased by $4.4 million, or 37%, and total Partnered/International sales increased by $0.6 million, or 21%, compared to Q2-2015.

The following table sets out certain supplemental quarterly revenue and installed base metrics to assist investors in following the Company’s progress over time:

	Q2-2016	Q2-2015	Change

REVENUES (million’s)
Recurring	$7.8	$5.7	+38%
Capital	8.8	6.5	+36%
Total Direct	16.6	12.2	+37%
Partnered/International	3.5	2.9	+21%
Total	$20.1	$15.1	+34%

INSTALLED BASE
Direct Systems	815	611	+33%
Recurring Revenue/Direct
System	$9,539	$9,251	+3%

The Company estimates that the number of procedures performed using SPY technology systems during the second quarter was approximately 13,300 representing an increase of 39% year-over-year and 8% sequentially over the previous quarter.

Second quarter gross profits rose to $14.5 million (72% margin) compared to gross profits of $10.7 million (71%) in the same period last year.

Net loss for the second quarter of 2016 was $16.5 million, or $0.29 basic loss per share, compared with net loss of $6.0 million, or $0.11 basic loss per share, in Q2-2015. The increase in net loss was primarily a result of an increase in operating expenses of $8.0 million, which included approximately $4.0 million of expenses associated with the departure of the Company’s former CEO, and the non-cash warrant revaluation income of $6.3 recognized in Q2-2015. Offsetting these amounts was an increase in gross profit of $3.8 million.

Second quarter 2016 operating burn (cash consumed by operating activities before changes in working capital) was $10.1 million compared to $8.7 million in the second quarter of 2015. The cash burn in Q2-2016 included $1.9 of cash separation costs. Without such costs, the cash burn in Q2-2016 would have been $8.2 million, or slightly lower than it was in Q2-2015. During Q2-2016, non-cash working capital decreased by $0.6 million.

Cash and cash equivalents were $84.0 million at June 30, 2016, reflecting a decrease of $12.6 million compared to the cash position as at March 31, 2016.

“The positive sales momentum we established early this year successfully carried into Q2, which was marked by the continued strong growth of both our capital sales and recurring revenue,” commented Rick Mangat, NOVADAQ’s President and Chief Executive Officer. “I am pleased that we maintained our steady and robust growth trajectory, and am very optimistic about our performance in the second half of 2016.”

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, July 27, 2016 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13641209 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About NOVADAQ Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 200 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com

Novadaq Technologies Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at	As at
	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$84,034,658	$106,790,202
Accounts receivable	23,722,377	21,767,746
Prepaid expenses and other assets	5,157,489	3,362,854
Inventories	11,139,591	10,680,885
	124,054,115	142,601,687

Non-current assets
Property and equipment, net	17,438,692	14,830,114
Intangible assets, net	17,666,986	18,539,790

Total Assets	$159,159,793	$175,971,591

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$14,177,482	$12,145,572
Provisions	479,579	454,579
Deferred revenue	1,620,884	1,124,808
Income taxes payable	-	12,500
Distribution rights payable	250,000	250,000
Other liabilities	741,542	-
	17,269,487	13,987,459
Non-current liabilities
Deferred revenue	844,943	849,299
Distribution rights payable	1,533,069	1,735,012
Shareholder warrants	-	16,437,795

Total Liabilities	$19,647,499	$33,009,565

Shareholders' Equity
Share capital	$337,909,654	$322,687,011
Contributed surplus	21,243,048	16,400,830
Deficit	(219,640,408)	(196,125,815)

Total Shareholders' Equity	$139,512,294	$142,962,026

Total Liabilities and Shareholders' Equity	$159,159,793	$175,971,591

Total number of common shares outstanding	57,435,445	56,253,327

Novadaq Technologies Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Product sales	$19,048,205	$14,337,302	$35,827,913	$25,404,482
Royalty revenue	555,272	540,170	1,050,522	992,550
Service revenue	512,712	188,955	963,825	360,736
Total revenues	20,116,189	15,066,427	37,842,260	26,757,768
Cost of sales	5,645,545	4,380,591	10,713,588	8,600,735
Gross profit	14,470,644	10,685,836	27,128,672	18,157,033

Selling and distribution expenses	19,067,616	15,493,072	34,375,697	27,990,725
Research and development expenses	4,725,563	5,128,691	7,888,931	8,751,244
Administrative expenses	7,261,781	2,458,509	9,818,040	5,145,215
Total operating expenses	31,054,960	23,080,272	52,082,668	41,887,184

Loss from operations	(16,584,316)	(12,394,436)	(24,953,996)	(23,730,151)

Finance costs	(24,030)	(26,048)	(48,058)	(52,096)
Finance income	77,332	55,945	167,013	109,687
Warrants revaluation adjustment	—	6,338,631	1,324,293	6,361,261
Loss before income taxes	(16,531,014)	(6,025,908)	(23,510,748)	(17,311,299)
Income tax expense	(3,845)	—	(3,845)	—
Net loss and comprehensive loss for the period	$(16,534,859)	$(6,025,908)	$(23,514,593)	$(17,311,299)

Basic loss and comprehensive loss per share for the period	$(0.29)	$(0.11)	$(0.41)	$(0.31)
Diluted loss and comprehensive loss per share for the period	$(0.29)	$(0.22)	$(0.43)	$(0.41)

Novadaq Technologies Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(16,534,859)	$(6,025,908)	$(23,514,593)	$(17,311,299)
Items not affecting cash
Depreciation of property and equipment	1,395,837	1,281,170	2,706,959	2,497,544
Amortization of intangible assets	436,402	427,326	872,804	863,727
Stock-based compensation	4,590,692	1,918,040	5,638,035	3,265,788
Imputed interest on distribution rights payable	24,029	26,048	48,057	52,096
Shareholder warrants revaluation adjustment	—	(6,338,631)	(1,324,293)	(6,361,261)
	(10,087,899)	(8,711,955)	(15,573,031)	(16,993,405)
Changes in non-cash working capital
Increase in accounts receivable	(1,946,548)	(354,824)	(1,954,631)	(1,789,179)
Decrease (increase) in inventories	554,623	(640,116)	(458,706)	(1,054,929)
Increase in accounts payable and accrued liabilities and provisions	3,995,212	3,470,774	2,043,837	5,521,058
Decrease in income taxes payable	(1,600)	—	(12,500)	—
Increase in prepaid expenses and other assets	(2,131,233)	(1,533,734)	(1,794,635)	(2,520,387)
Increase in deferred revenue	128,393	75,983	496,076	262,346
Net change in non-cash working capital balances related to operations	598,847	1,018,083	(1,680,559)	418,909

Increase (decrease) in non-current deferred revenue	(55,022)	(51,706)	(4,356)	221,315
Cash used in operating activities	(9,544,074)	(7,745,578)	(17,257,946)	(16,353,181)

INVESTING ACTIVITIES
Purchase of property and equipment	(3,914,039)	(1,629,522)	(6,688,461)	(2,835,621)
Disposal of property and equipment	860,328	547,731	1,372,924	752,666
Cash used in investing activities	(3,053,711)	(1,081,791)	(5,315,537)	(2,082,955)

FINANCING ACTIVITIES
Proceeds from exercise of options	17,333	221,764	54,866	730,705
Proceeds from exercise of warrants	—	—	—	699,209
Repayment of distribution rights payable	—	—	(250,000)	—
Cash provided by (used in) financing activities	17,333	221,764	(195,134)	1,429,914

Net decrease in cash and cash equivalents	(12,580,452)	(8,605,605)	(22,768,617)	(17,006,222)
Net foreign exchange difference	7,122	4,473	13,073	(28,259)
Cash and cash equivalents at beginning of period	96,607,988	133,014,195	106,790,202	141,447,544

Cash and cash equivalents at end of period	$84,034,658	$124,413,063	$84,034,658	$124,413,063